# SEC Schedule 13D/A (Amendment No. 32) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Incyte Corp, CIK 0000879169
CUSIP: 45337C102
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 1801 Augustine Cut-Off, Wilmington, Delaware (DE), 19803
Date of event which requires filing of this statement: 02/06/2026
Filed by CIK 0001263508
Persons authorized to receive notices and communications: Alexandra A. Toohey, CFO, 860 Washington Street, 3rd Floor, New York, New York (NY), 10014, 212-339-5690

## Reporting persons
- Baker Bros. Advisors LP (CIK 0001263508): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 30,852,922; shared voting power 0; sole dispositive power 30,852,922; shared dispositive power 0; aggregate amount beneficially owned 30,852,922 (15.5% of the class)
- Baker Bros. Advisors (GP) LLC (CIK 0001580575): type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 30,852,922; shared voting power 0; sole dispositive power 30,852,922; shared dispositive power 0; aggregate amount beneficially owned 30,852,922 (15.5% of the class)
- Julian C. Baker (CIK 0001087939): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 31,211,000; shared voting power 0; sole dispositive power 31,211,000; shared dispositive power 0; aggregate amount beneficially owned 31,211,000 (15.7% of the class)
- Felix J. Baker (CIK 0001087940): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 31,213,417; shared voting power 0; sole dispositive power 31,213,417; shared dispositive power 0; aggregate amount beneficially owned 31,213,417 (15.7% of the class)
- FBB2, LLC (CIK 0001552222): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 14,755; shared voting power 0; sole dispositive power 14,755; shared dispositive power 0; aggregate amount beneficially owned 14,755 (0.01% of the class)
- FBB3 LLC (CIK 0001625395): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 31,140; shared voting power 0; sole dispositive power 31,140; shared dispositive power 0; aggregate amount beneficially owned 31,140 (0.02% of the class)
- FBB Associates (CIK 0001534842): type of reporting person: partnership (PN), other (OO); citizenship or place of organization: New York (NY); source of funds: other (OO); sole voting power 33,410; shared voting power 0; sole dispositive power 33,410; shared dispositive power 0; aggregate amount beneficially owned 33,410 (0.02% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value per share
Name of issuer: Incyte Corp
Address of issuer's principal executive offices: 1801 Augustine Cut-Off, Wilmington, Delaware (DE), 19803
Comment:
This Amendment No. 32 to Schedule 13D amends and supplements the previously filed Schedule 13D filed by Baker Bros. Advisors LP (the "Adviser"), Baker Bros. Advisors (GP) LLC (the "Adviser GP"), Julian C. Baker and Felix J. Baker (collectively, the "Reporting Persons"). Except as supplemented herein, such statements, as heretofore amended and supplemented, remain in full force and effect.

The Adviser GP is the sole general partner of the Adviser. Pursuant to management agreements, as amended, among the Adviser, Baker Brothers Life Sciences, L.P. ("Life Sciences") and 667, L.P. ("667", and together with Life Sciences, the "Funds"), and their respective general partners, the Funds' respective general partners relinquished to the Adviser all discretion and authority with respect to the investment and voting power of the securities held by the Funds, and thus the Adviser has complete and unlimited discretion and authority with respect to the Funds' investments and voting power over investments.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D, as amended. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of Amendment No. 32 is supplemented and amended, as the case may be, as follows:

The Reporting Persons may in the ordinary course of business hold securities in margin accounts maintained for the Funds with prime brokers, which extend margin credit as and when required, subject to applicable margin regulations, stock exchange rules and such firms' credit policies. Positions in securities may be pledged as collateral security for the repayment of debit balances in such accounts.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
(a) Item 5 of Amendment No. 32 is supplemented and amended, as the case may be, as follows:
(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Amendment No. 32 are incorporated herein by reference. The beneficial ownership amounts for the Adviser, the Adviser GP, Julian C. Baker and Felix J. Baker include 108,931 vested non-qualified options exercisable for 108,931 shares of Common Stock ("Stock Options") received by Julian C. Baker as compensation for his service on board of directors of the Issuer (the "Board"). The percentage of beneficial ownership for each of the Reporting Persons reported herein is based on 199,014,486 shares of Common Stock outstanding as of February 3, 2026 as reported in the Issuer's Form 10-K filed with the Securities and Exchange Commission ("SEC") on February 10, 2026. The percentage of beneficial ownership for the Adviser, the Adviser GP, Julian C. Baker and Felix J. Baker also includes 108,931 vested Stock Options exercisable for 108,931 shares of Common Stock. Set forth in Exhibit 99.1 is the aggregate number of shares of Common Stock directly held by each of the Funds, which may be deemed to be indirectly beneficially owned by the Reporting Persons along with the percentage of beneficial ownership for each of the Funds.
Number of shares as to which each person has sole or shared power to vote or dispose:
The direct holdings of the Funds are detailed in Exhibit 99.1.

The Adviser GP, Felix J. Baker and Julian C. Baker as managing members of the Adviser GP, and the Adviser may be deemed to be beneficial owners of securities of the Issuer directly held by the Funds.

Julian C. Baker and Felix J. Baker are also the sole managers of FBB2 and FBB3 and by policy they do not transact in or vote the securities of the Issuer held by FBB2 and FBB3.

Julian C. Baker and Felix J. Baker are also the sole partners of FBB and as such may be deemed to be beneficial owners of securities owned by FBB and may be deemed to have the power to vote or direct the vote and dispose or direct the disposition of those securities.

In connection with his service on the Issuer's Board, Julian C. Baker holds Stock Options, restricted stock units (each an "RSU"), Common Stock received from the vesting of RSUs, Common Stock, and Common Stock received from the exercise of Stock Options. Julian C. Baker holds 12,517 vested Stock Options that have an exercise price of $59.94 per share expiring June 11, 2034, 11,294 vested Stock Options that have an exercise price of $61.44 per share expiring June 13, 2033, 9,124 vested Stock Options that have an exercise price of $68.55 per share expiring June 14, 2032, 8,010 vested Stock Options that have an exercise price of $83.16 per share expiring May 25, 2031, 10,514 vested Stock Options that have an exercise price of $98.68 per share expiring May 25, 2030, 12,472 vested Stock Options that have an exercise price of $75.03 per share expiring April 25, 2029, 15,000 vested Stock Options that have an exercise price of $60.85 per share expiring April 30, 2028, 15,000 vested Stock Options that have an exercise price of $134.38 per share expiring May 25, 2027, 15,000 vested Stock Options that have an exercise price of $84.53 per share expiring May 26, 2026 and 9,216 Stock Options which were granted on June 10, 2025, that have an exercise price of $70.07 per share expiring June 9, 2035, which will vest on the earlier of June 10, 2026, the date of the next annual meeting of stockholders of the Issuer or upon a change in control as defined in the Issuer's Amended and Restated 2010 Stock Incentive Plan (the "Incentive Plan"), subject to Julian C. Baker's continuous service on the Board through the vesting date.

Julian C. Baker serves on the Board as a representative of the Funds. The policy of the Funds and the Adviser does not permit managing members of the Adviser GP or full-time employees of the Adviser to receive compensation for serving as a director of the Issuer. Therefore, Julian C. Baker has no pecuniary interest in the Stock Options, Common Stock, RSUs or Common Stock received from the exercise of Stock Options or vesting of RSUs received as directors' compensation. The Funds are instead entitled to the pecuniary interest in the Stock Options, Common Stock, RSUs and Common Stock received from the exercise of Stock Options and vesting of RSUs received as directors' compensation.

The Adviser has voting and investment power over the Stock Options, RSUs, Common Stock and Common Stock underlying such Stock Options and Common Stock received from the exercise of Stock Options by Julian C. Baker received as directors' compensation. The Adviser GP, and Felix J. Baker and Julian C. Baker as managing members of the Adviser GP, may be deemed to have the power to vote or direct the vote of and the power to dispose or direct the disposition of the Stock Options, RSUs, Common Stock, Common Stock received from the exercise of Stock Options and Common Stock underlying such Stock Options held by Julian C. Baker received as director's compensation.

The Adviser GP, and Felix J. Baker and Julian C. Baker, as managing members of the Adviser GP, may be deemed to have the power to vote or direct the vote of and the power to dispose or direct the disposition of the Stock Options held by Felix J. Baker disclosed herein and in previous amendments to this Schedule 13D.

The Adviser GP, Felix J. Baker and Julian C. Baker as managing members of the Adviser GP, and the Adviser may be deemed to be beneficial owners of securities of the Issuer directly held by the Funds.
Transactions in the class effected during the past sixty days: (c) Except as disclosed herein the Reporting Persons or their affiliates have not effected any transactions in securities of the Issuer during the past 60 days.
Other persons with the right to receive dividends or sale proceeds:
(d) Certain securities of the Issuer are held directly by 667, a limited partnership the sole general partner of which is Baker Biotech Capital, L.P., a limited partnership the sole general partner of which is Baker Biotech Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the managing members of Baker Biotech Capital (GP), LLC.

Certain securities of the Issuer are held directly by Life Sciences, a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital, L.P., a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the managing members of Baker Brothers Life Sciences Capital (GP), LLC.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: (e) Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of this Amendment No. 32 is supplemented and amended, as the case may be, as follows:

Registration Rights Agreement

On February 6, 2026, the Funds entered into a registration rights agreement (the "Registration Rights Agreement") with the Issuer pursuant to which the Funds are entitled to certain resale registration rights with respect to all securities of the Company (whether equity, debt, or otherwise) and any Common Stock issued or issuable upon the exercise or conversion of any such securities that are now owned or hereafter acquired by the Funds (collectively, the "Registrable Securities").

Under the Registration Rights Agreement, as promptly as reasonably practicable following a request by the Funds, the Issuer is obligated to file a resale registration statement on Form S-3, or other appropriate form, covering Registrable Securities held by the Funds (the "Resale Registration Shelf"), and to use reasonable best efforts to keep the Resale Registration Shelf effective until the earlier of such time that (i) all Registrable Securities covered by the Resale Registration Shelf have been sold or may be sold freely without limitations or restrictions as to volume or manner of sale pursuant to Rule 144 of the Securities Act of 1933, as amended, or (ii) all Registrable Securities covered by the Resale Registration Shelf otherwise cease to be considered Registrable Securities pursuant to the terms of the Registration Rights Agreement. Under the Registration Rights Agreement, the Funds have the right to (i) one underwritten public offering per calendar year, but no more than three underwritten public offerings in total, and (ii) no more than two underwritten public offerings or block trades in any twelve-month period, to effect the sale or distribution of Registrable Securities, subject to specified exceptions, conditions, and limitations. The rights of the Funds under the Registration Rights Agreement will continue in effect for up to ten years.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Registration Rights Agreement, which is incorporated by reference as Exhibit 99.2 and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 Holdings by the Funds in Securities of the Issuer.

99.2 Registration Rights Agreement, by and among Incyte Corporation, 667, L.P., and Baker Brothers Life Sciences, L.P., dated as of February 6, 2026 (incorporated by reference to Exhibit 10.25 to the Issuer's Current Report on Form 10-K, filed with the SEC on February 10, 2026).

## Signatures
- Baker Bros. Advisors LP: /s/ Scott L. Lessing, By: Baker Bros. Advisors (GP) LLC, its general partner Scott L. Lessing/ President (02/10/2026)
- Baker Bros. Advisors (GP) LLC: /s/ Scott L. Lessing, Scott L. Lessing/ President (02/10/2026)
- Julian C. Baker: /s/ Julian C. Baker, Julian C. Baker (02/10/2026)
- Felix J. Baker: /s/ Felix J. Baker, Felix J. Baker (02/10/2026)
- FBB2, LLC: /s/ Julian C. Baker, Manager (02/10/2026)
- FBB3 LLC: /s/ Julian C. Baker, Manager (02/10/2026)
- FBB Associates: /s/ Julian C. Baker, Partner (02/10/2026)